UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Waitr Holdings Inc.

(formerly known as Landcadia Holdings, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(formerly Class A common stock, par value $0.0001 per share)

(Title of Class of Securities)

930752 100

(formerly 51476W206)

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

Copy to:

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930752 100

1	NAMES OF REPORTING PERSONS Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation), on behalf of itself and its controlled subsidiaries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,852,842(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,852,842(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,852,842 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON CO; HC

(1)	Includes 4,533,561 shares of Common Stock and 319,281 shares issuable upon the exercise of 638,561 warrants to purchase one-half of one share of Common Stock.
(2)	Based on 54,585,538 shares of Common Stock estimated outstanding as of November 15, 2018.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Waitr Holdings Inc. (f/k/a Landcadia Holdings, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 844 Ryan Street, Suite 300, Lake Charles, LA 70601.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation), a New York corporation (“JFG”), on behalf of itself and its controlled subsidiaries (the “Reporting Person”). JFG is a diversified financial services company engaged in investment banking and capital markets, merchant banking and the early stages of building an alternative asset management platform. JFG’s financial services businesses and subsidiaries include Jefferies Group (investment banking and capital markets), Leucadia Asset Management (alternative asset management), Berkadia (commercial mortgage banking, investment sales and servicing), HomeFed (real estate), FXCM (provider of online foreign exchange trading services) and Foursight Capital (vehicle finance). JFG’s merchant banking portfolio includes equity interests in NYSE-listed Spectrum Brands (consumer products), National Beef (beef processing), Vitesse Energy Finance and JETX Energy (oil and gas), Linkem (fixed wireless broadband services in Italy), Idaho Timber (manufacturing) and Golden Queen (gold and silver mining).

The address of the principal office of the Reporting Person is 520 Madison Ave., New York, NY 10022. JFG is incorporated in the State of New York.

The names of JFG’s directors and executive officers (the “Scheduled Persons”) are provided on Schedule I hereto.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Founder Shares

In 2008, JFG purchased an aggregate of 1,000 shares of Common Stock (100% of the issued and outstanding shares) for $1,000. On September 15, 2015, the Issuer increased the total number of authorized shares of all classes of capital stock to 221,000,000, of which 200,000,000 shares are shares of Common Stock at par value $0.0001 per share; 20,000,000 shares are Class F Common Stock at par value $0.0001 per share; and 1,000,000 shares are Preferred stock at par value $0.0001 per share.

On September 15, 2015, the Issuer reclassified all of its issued and outstanding shares of Common Stock to Class F Common Stock (“Founder Shares”), and conducted a 1:7,187.5 stock split. On September 16, 2015, the Issuer issued 7,187,500 additional Founder Shares to Fertitta Entertainment, Inc., a Texas corporation (“FEI” and together with JFG, the “Sponsors”) for $10,000. On October 1, 2015, the Issuer completed a 5:1 reverse stock split of the Founder Shares. On April 27, 2016, the Issuer conducted a 1:3 stock split, and on May 25, 2016, each of the Sponsors returned to the Issuer, at no cost, 718,750 Founder Shares (1,437,500 total shares), which were cancelled. The underwriters did not exercise their over-allotment option in connection with the Issuer’s initial public offering, which closed on June 1, 2016, and as such, the Sponsors forfeited 937,500 shares, which were returned to the Issuer, at no cost, on June 30, 2016. Following these transactions, JFG owned 3,125,000 Founder Shares.

On November 15, 2018, in connection with the closing (the “Closing”) of the Business Combination (as defined below in Item 6), JFG forfeited to the Issuer for no consideration 30,000 Founder Shares. Upon the consummation of the Business Combination, the remaining 3,095,000 Founder Shares converted on a one-for-one basis into shares of Common Stock as described below in Item 5 under “Letter Agreement.”

Sponsor Warrants

Pursuant to the Warrant Subscription Agreement included in this filing as Exhibit 1, on October 2, 2015, the Sponsors purchased an aggregate of 14,000,000 warrants at a price of $0.50 per warrant (an aggregate purchase price of $7,000,000) in a private placement that occurred simultaneously with the closing of the Issuer’s initial public offering (the “Sponsor Warrants”). Each Sponsor Warrant entitled the holder to purchase one-half of one share of Common Stock at $5.75 per one-half share ($11.50 per whole share). The Sponsor Warrants (including the Common Stock issuable upon exercise of the Sponsor Warrants) would not have been transferable, assignable or salable until 30 days after the completion of the Business Combination, and they were non-redeemable so long as they were held by the initial purchasers of the Sponsor Warrants or their permitted transferees. If the Sponsor Warrants were held by someone other than the initial purchasers of the Sponsor Warrants or their permitted transferees, the Sponsor Warrants were redeemable by the Issuer and exercisable by such holders on the same basis as the warrants included in the units sold in the Issuer’s initial public offering. Otherwise, the Sponsor Warrants had terms and provisions that were identical to those of the warrants sold in the Issuer’s initial public offering, except that the Sponsor Warrants could be settled on a cashless basis. JFG purchased 7,000,000 Sponsor Warrants which were exercisable for an aggregate of 3,500,000 shares of the Common Stock.

On November 15, 2018, in connection with the Closing, all of the Sponsor Warrants held by JFG were exchanged for 800,000 shares of Common Stock as described below in Item 5 under “Letter Agreement.”

Market Making Transactions

From May 26, 2016 through June 24, 2016 the Reporting Person purchased an aggregate of 638,561 of the Issuer’s units in market making transactions for an approximate aggregate purchase price of $6,385,610. Each unit consists of one share of Common Stock and one warrant to purchase one-half of one share of Common Stock (the “Public Warrants”). Pursuant to the terms of the Warrant Agreement included in this filing as Exhibit 2, the Issuer agreed to use its best efforts to file a new registration statement under the Securities Act of 1933, as amended (“Securities Act”), following the completion of the initial business combination covering the Common Stock underlying the Public Warrants. Each Public Warrant entitles the holder to purchase one-half of one share of Common Stock at a price of $5.75 ($11.50 per whole share). No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Issuer will, upon exercise, round down to the nearest whole number the number of share of Common Stock to be issued to the warrant holder. Each Public Warrant will become exercisable 30 days after the completion of the Business Combination. If the Issuer is unable to deliver registered shares of Common Stock to the holder upon exercise of Public Warrants issued in connection with the units during the exercise period, there will be no net cash settlement of these Public Warrants and the Public Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the Warrant Agreement. Once the Public Warrants become exercisable, the Issuer may call the warrants for redemption: (i) in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon not less than 30 days prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and (iv) if, and only if, the reported closing price of the shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Issuer sends the notice of redemption to the warrant holders.

Plans or Proposals

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Transfers of Founder Shares

The Founder Shares are subject to transfer restrictions pursuant to a lockup provision in a letter agreement with the Issuer entered into by the initial stockholders. Those lockup provision provides that the Founder Shares are not transferable or salable (A) one year after the completion of the Business Combination or earlier if, subsequent to the Business Combination, the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (B) the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, except (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsors, or any affiliates of the Sponsors, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) by virtue of the laws of the state of Delaware or the organizational documents of either of the Sponsors upon dissolution of a Sponsor; (g) in the event of the Issuer’s completion of a liquidation prior to the completion of the Issuer’s initial business combination; or (h) in the event of the Issuer’s completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Issuer’s completion of the Issuer’s initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. The letter agreement among the Issuer and the Sponsors is included in this filing as Exhibit 3.

Registration Rights

The registration rights agreement included in this filing as Exhibit 4 (the “Registration Rights Agreement”) provides certain registration rights to the Sponsors and the former security holders of Waitr that received shares of Common Stock in the Business Combination (the “Waitr securityholders”). Pursuant to the Registration Rights Agreement, the Company will, not later than 120 days after the Closing, file a registration statement covering the Founder Shares, the Sponsor Warrants (including any common stock issued or issuable upon exercise of any such Sponsor Warrants) and the Company’s shares issued to the Waitr securityholders at the Closing. Subject to certain exceptions, the Company will bear all Registration Expenses (as defined in the Registration Rights Agreement).

Business Combination

On May 16, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Landcadia Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Waitr Incorporated, a Louisiana corporation (“Waitr”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Waitr will merge with and into Merger Sub, with Merger Sub surviving the merger in accordance with the Delaware General Corporation Law as a wholly owned direct subsidiary of the Company (the transactions contemplated by the Merger Agreement, the “Business Combination”). The Business Combination was consummated on November 15, 2018.

Letter Agreement

Pursuant to a letter agreement entered into on November 15, 2018, by and among the Issuer and the Sponsors (the “Letter Agreement”), each Sponsor exchanged the 7,000,000 Sponsor Warrants held by it for 800,000 shares of Common Stock at the Closing. In addition, the Sponsors agreed to waive the conversion adjustment rights set forth in the Issuer’s second amended and restated certificate of incorporation with respect to the Founder Shares. As a result, at the Closing the Founder Shares automatically converted into shares of Common Stock on a one-for-one basis. The Letter Agreement is included in this filing as Exhibit 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Warrant Subscription Agreement, dated October 2, 2015, between the Issuer and Leucadia National Corporation (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-210980), filed with the SEC on April 28, 2016).
2.	Warrant Agreement, dated May 25, 2016, by and between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-37788), filed with the SEC on June 1, 2016).
3.	Letter Agreement, dated May 25, 2016, by and among the Issuer, Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal, Nicholas Daraviras, Leucadia National Corporation and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37788), filed with the SEC on June 1, 2016).
4.	Registration Rights Agreement, dated November 15, 2018, by and among the Issuer, Jefferies Financial Group Inc., Fertitta Entertainment, Inc. and the other investors parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-A/A (File No. 001-37788), filed with the SEC on November 19, 2018).
5.	Letter Agreement, dated November 15, 2018, by and among the Issuer, Jefferies Financial Group Inc. and Fertitta Entertainment, Inc.
6.	Power of Attorney of JFG regarding Schedule 13D filings (incorporated by reference to Exhibit 24.1 to the Form 3 filed by JFG with the SEC on May 26, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018	LEUCADIA NATIONAL CORPORATION

	By:	/s/ Elliott M. Smith
Elliott Smith
Attorney-in-fact

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF JFG

The following information is provided for each of the directors and executive officers of JFG:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
Barry J. Alperin (Director)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Richard G. Dooley (Director)	(1)	U.S.
MaryAnne Gilmartin (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
John M. Dalton (Controller)	(1)	U.S.
Peregrine C. Broadbent (Chief Financial Officer and Executive Vice President)	(1)	U.S.
Michael J. Sharp (General Counsel, Secretary and Executive Vice President)	(1)	U.S.
John F. Stacconi (Global Treasurer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022